UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 52)*

CNA Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126117-10-0
(CUSIP Number)

Gary W. Garson
Senior Vice President and Secretary
Loews Corporation
667 Madison Avenue
New York, New York 10065
(212) 521-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126117-10-0

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
		242,382,673

Owned by Each Reporting	8.	Shared Voting Power
		None

	9.	Sole Dispositive Power
Person With		242,382,673

	10.	Shared Dispositive Power
		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
242,382,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
89.7%

14.	Type of Reporting Person
CO HC

Item 1.       Security and the Issuer

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of CNA Financial Corporation, a Delaware corporation (the “Issuer”), having its principal executive offices at 333 South Wabash Avenue, Chicago, Illinois 60604.

Item 2.       Identity and Background

Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This Schedule 13D is filed by Loews Corporation, a Delaware corporation having its principal executive offices at 667 Madison Avenue, New York, New York 10065 (the “Reporting Person”). The Reporting Person is a holding company. In addition to the Issuer, a provider of commercial property and casualty insurance, the other principal subsidiaries of the Reporting Person are engaged in the following lines of business: the operation of offshore oil and gas drilling rigs, (Diamond Offshore Drilling, Inc., a majority owned subsidiary); transportation, storage, gathering and processing of natural gas and liquids (Boardwalk Pipeline Partners, LP, a majority owned subsidiary); and the operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Information with respect to the executive officers and directors of the Reporting Person, including name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and beneficial ownership of Common Stock of the Issuer is listed on Schedule I hereto, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Person, all of its executive officers and directors are United States citizens.

Item 3.       Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.       Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

As described in Item 5 of this Schedule 13D, the Reporting Person beneficially owns 242,382,673 shares, or approximately 89.7%, of the Common Stock of the Issuer. By virtue of its ownership of a majority of the outstanding Common Stock, the Reporting Person has the power to elect the entire Board of Directors of the Issuer. As of the date of this Schedule 13D, of the Issuer's eight directors, two are executive officers of the Reporting Person and one is the Chief Investment Strategist of the Reporting Person.

The Reporting Person regularly reviews the Issuer’s business, performance, financial condition, results of operations, anticipated future developments and prospects and the market for its common stock, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Person regularly discusses such matters with the Issuer’s management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Person may, and reserves the right to, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to change its intention with respect thereto.

Item 5.       Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 242,382,673, representing approximately 89.7% of the 270,260,295 shares of Common Stock outstanding (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2015).

The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 242,382,673 shares of Common Stock covered by this Schedule 13D.

The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.       Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

Dated:	August 13, 2015	By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President and Secretary

Schedule I

Set forth below is the name, principal occupation and beneficial ownership of Common Stock of the Issuer of each director and executive officer of the Reporting Person. Unless otherwise indicated, the business address for each person listed below is c/o Loews Corporation, 667 Madison Avenue, New York, New York 10065.

Name and Business Address		Shares of Issuer Common
(if applicable)	Principal Occupation	Stock Beneficially Owned

David Edelson	Senior Vice President and Chief Financial Officer	2,000
of the Reporting Person

Gary W. Garson	Senior Vice President and General Counsel	3,600 (1)
of the Reporting Person

Richard W. Scott	Senior Vice President and Chief Investment Officer	-
of the Reporting Person

Kenneth I. Siegel	Senior Vice President of the Reporting Person	-

Andrew H. Tisch	Office of the President, Co-Chairman of the Board,
	and Chairman of the Executive Committee	106,100 (2)
of the Reporting Person

James S. Tisch	President and CEO of the Reporting Person	106,100 (2)

Jonathan M. Tisch	Office of the President, Co-Chairman of the Board
	of the Reporting Person and Chairman	-
of Loews Hotels

Lawrence S. Bacow	Director of the Reporting Person, Fellow,
	Harvard College	-

Ann E. Berman	Director of the Reporting Person, Retired Senior	-
Advisor to the President, Harvard University

Joseph L. Bower	Director of the Reporting Person, Donald K. David
Harvard Business School	Professor Emeritus at Harvard Business School	-
Cumnock Hall 300
Soldiers Field Station
Boston, MA 02163

Charles D. Davidson	Director of the Reporting Person, Retired	-
Noble Energy Inc.	Chairman of the Board, of Noble Energy Inc.;
1001 Noble Energy Way	an independent producer of oil and natural gas
Houston, TX 77070

Charles M. Diker	Director of the Reporting Person, Managing
Cantel Medical Corp.	Partner, Diker Management LLC, and Chairman of	-
150 Clove Road	the Board, Cantel Medical Corp.; a provider of
Little Falls, NJ 07424-2139	infection prevention and control products and other
medical devices

Jacob A. Frenkel	Director of the Reporting Person, Chairman of the
JPMorgan Chase	Board of Trustees, of the Group of Thirty,	-
International	Chairman, JPMorgan Chase International; a global
270 Park Avenue	financial institution
New York, NY 10017

Paul J. Fribourg	Director of the Reporting Person, Chairman of the
Continental Grain Company	Board, President and Chief Executive	-
767 Fifth Avenue	Officer, Continental Grain Company; an
New York, NY 10153	international agribusiness and investment company

Walter L. Harris	Director of the Reporting Person, President and
FOJP Service Corporation	CEO, FOJP Service Corporation and Hospitals	2,000
28 E. 28th Street	Insurance Company; a provider of insurance
New York NY 10016	coverages and services to hospitals, long-term care
facilities, physicians, and healthcare professionals
in New York State

Philip A. Laskawy	Director of the Reporting Person, Retired
	Chairman and Chief Executive Officer,	-
Ernst &Young LLP

Ken Miller	Director of the Reporting Person, President and
Teneo Holdings	Chief Executive Officer, Ken Miller Capital, LLC,	9,000
601 Lexington Avenue	and Senior Advisor, Teneo Holdings;
New York, NY 10022	a consulting firm

Anthony Welters	Director of the Reporting Person, Executive Vice
UnitedHealth Group	President and a member of the Office of the CEO, of	-
701 Pennsylvania Avenue,	UnitedHealth Group Inc.; a diversified health
N.W.	insurance provider
Washington, DC 20004

(1)	Mr. Garson has voting and investment power over these shares pursuant to a power of attorney. Mr. Garson disclaims beneficial ownership of such shares.
(2)	Shares owned by a trust of which Mr. Tisch is managing trustee and beneficiary.